UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                              (Amendment No. 1)(1)

                               Chilesat Corp S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Shares, with no par value (the "Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87957Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                           check the following box.  |_|

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                                 (Page 1 of 13)


-----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Carlos Slim Helu

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Carlos Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Marco Antonio Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Patrick Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Maria Soumaya Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Vanessa Paola Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Johanna Monique Slim Domit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Carso Global Telecom, S.A. de C.V.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87957Q 10 2                 13D

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Telefonos de Mexico, S.A. de C.V.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           AF (See Item 3)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico

                               7    SOLE VOTING POWER

                                    -0-

                               8    SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY             466,327,174 Common Shares (See Items 5(a)
  EACH REPORTING PERSON             and 5(b))
          WITH

                               9    SOLE DISPOSITIVE POWER

                                    -0-

                               10   SHARED DISPOSITIVE POWER

                                    466,327,174 Common Shares (See Items 5(a) and 5(d))

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,327,174 Common Shares (See Item 5(a))

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.3% of Common Shares (See Item 5(a))

     14    TYPE OF REPORTING PERSON*

           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2004 (the "Schedule 13D") by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT") and Telefonos de Mexico, S.A. de C.V. ("Telmex"), with respect to shares ("Shares") of capital stock, without par value of Chilesat Corp S.A. (the "Issuer"), a corporation formed under the laws of the Republic of Chile ("Chile"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate amount of funds utilized to purchase the Shares as to which the Reporting Persons acquired beneficial ownership pursuant to the Issuer Tender Offer (as defined and described below in Item 4) was U.S.$66,918,095 (42,945,648,875 Chilean pesos converted to U.S. dollars at a weighted average exchange rate of approximately 641.76 Chilean pesos per U.S. dollar). The funds used to purchase Shares were obtained from the working capital of Telmex Chile Holding S.A., a corporation formed under the laws of Chile and a wholly owned subsidiary of Telmex ("Telmex Chile"). All of these purchases of Shares by the Reporting Persons were effected pursuant to the Issuer Tender Offer.

Item 4.           Purpose of Transaction.

                  As described in Item 4 of the Schedule 13D, on April 28, 2004, Telmex Chile entered into a series of transactions in order to obtain control of the Issuer. Telmex Chile entered into an agreement (the "Share Purchase Agreement") with Redes Opticas S.A., a corporation organized under the laws of Chile ("Redes") and Redes Opticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands ("Redes Cayman"), pursuant to which Telmex Chile purchased from Redes and Redes Cayman 70,310,008 and 117,565,186 Shares, respectively, representing 14.9695% and 25.0305%, respectively, of the outstanding Shares. Concurrently with the Share Purchase Agreement, Telmex Chile entered into an agreement (the "Promise Agreement") with Redes pursuant to which Telmex Chile agreed, subject to the terms and conditions of the Promise Agreement, to launch a public tender offer (the "Issuer Tender Offer") in accordance with the applicable laws and regulations of Chile for 100% of the Shares of the Issuer (excluding the Shares owned by Telmex Chile following execution of the Share Purchase Agreement). Redes agreed to tender the Shares it owned in the Issuer Tender Offer provided that the tender offer was made in accordance with the terms set forth in the Promise Agreement. Pursuant to the Promise Agreement, Telmex Chile exercised its the right to appoint a director to the board of directors of the Issuer within five business days following the announcement of the Issuer Tender Offer.

                  On June 6, 2004, Telmex Chile purchased 278,451,980 Shares in accordance with the terms and conditions of the Issuer Tender Offer, which included the tender by Redes of 213,379,654 Shares pursuant to the Promise Agreement, through Banchile Corredores de Bolsa, S.A. ("Banchile"), the tender agent.

                  Telmex Chile intends to cause the removal of the Shares from the stock exchanges in Chile upon which the Shares are listed and the American Depositary Shares, each representing 10 Shares, from the New York Stock Exchange. Telmex Chile also intends to cause the termination of the registration of the Shares pursuant to Section 12(g)(4) of the Exchange Act once it is determined that the Issuer is eligible for such termination.

                  Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Persons have, as of June 6, 2004, the following interests in Shares:

                                                     Shares (1)
                                             Number             % of Class
Carlos Slim Helu...................         466,327,174             99.3%
Carlos Slim Domit..................         466,327,174             99.3%
Marco Antonio Slim Domit...........         466,327,174             99.3%
Patrick Slim Domit.................         466,327,174             99.3%
Maria Soumaya Slim Domit...........         466,327,174             99.3%
Vanessa Paola Slim Domit...........         466,327,174             99.3%
Johanna Monique Domit..............         466,327,174             99.3%
CGT................................         466,327,174             99.3%
Telmex.............................         466,327,174             99.3%

------------------
     (1) Based upon 469,687,984 Shares outstanding, subscribed and paid, as of April 2, 2004.


                  (c) As described in Item 4, since the most recent filing on
Schedule 13D, Telmex Chile has effected one transaction in Shares. On June 6, 2004, Telmex Chile purchased 278,451,980 Shares at a price of U.S.$0.24 per Share (154.23 Chilean pesos per Share converted to U.S. dollars at a weighted average exchange rate of approximately 641.76 Chilean pesos per U.S. dollar) through Banchile in Santiago, Chile, the Shares tendered to Banchile pursuant to the Issuer Tender Offer.

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
Schedule 13D are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------

         Carlos Slim Domit                     By: /s/ Eduardo Valdes Acra
                                                   -----------------------
         ----------------------------              Eduardo Valdes Acra
                                                   Attorney-in-Fact
         Marco Antonio Slim Domit                  June 9, 2004

         ----------------------------

         Patrick Slim Domit

         ----------------------------

         Maria Soumaya Slim Domit

         ----------------------------

         Vanessa Paola Slim Domit

         ----------------------------

         Johanna Monique Slim Domit

         ----------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------
         By: Armando Ibanez Vazquez
         Title: Chief Financial and
                Administrative Officer

         TELEFONOS DE MEXICO, S.A. DE C.V.

         ----------------------------
         By: Aldolfo Cerezo P.
         Title: Chief Financial Officer